Commission File Number 001-31914
EXHIBIT 99.1
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock code: 2628)
ANNOUNCEMENT
CONNECTED TRANSACTION IN RELATION TO
ACQUISITION OF PROPERTY
The Board announces that the Ningbo Branch of the Company and the Ningbo Branch of P&C Company (as purchasers) entered into the Sale and Purchase Contract with Ningbo Jinghe (as seller) on 5 May 2011, whereby the Ningbo Branch of the Company and the Ningbo Branch of P&C Company agreed to acquire from Ningbo Jinghe the Property at the Total Purchase Price of RMB920,461,815.
The Company holds 40% of the issued share capital of P&C Company. CLIC, the holding company of the Company, currently holds an approximate 68.37% of the issued share capital of the Company, and therefore is a connected person of the Company. As CLIC also holds 60% of the issued share capital of P&C Company, under Rule 14A.11(4) of the Listing Rules, P&C Company also constitutes a connected person of the Company. The Acquisition entered into by the Company and P&C Company constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.
Given that one of the relevant percentage ratios applicable to the Acquisition is more than 0.1% but less than 5%, the Acquisition is subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules but is exempted from the independent shareholders’ approval requirement.
BACKGROUND
The Board announces that the Ningbo Branch of the Company and the Ningbo Branch of P&C Company (as purchasers) entered into the Sale and Purchase Contract with Ningbo Jinghe (as seller) on 5 May 2011, whereby the Ningbo Branch of the Company and the Ningbo Branch of P&C Company agreed to acquire from Ningbo Jinghe the Property at the Total Purchase Price of RMB920,461,815.

Commission File Number 001-31914
THE SALE AND PURCHASE CONTRACT
Date
5 May 2011
Parties

(i) Purchasers: the Ningbo Branch of the Company and the Ningbo Branch of P&C Company
(ii) Seller: Ningbo Jinghe
The Property
Sanbao Century Plaza will be a reinforced concrete office building, located to the west of Lingqiao Road, east of Shizi Street, south of Yaohang Street and north of Junzi Street. It will occupy a site area of 5,352.00 square meters and have a gross floor area of 37,569.87 square meters.
Consideration
The Total Purchase Price of the Property is RMB920,461,815, which is calculated based on the gross floor area of 37,569.87 square meters (including the floor areas of three underground levels and ancillary facilities) and the unit price of RMB24,500 per square meter. The Ningbo Branch of the Company and the Ningbo Branch of P&C Company shall make their respective payments for the portions of the Property they agreed to acquire: the Ningbo Branch of the Company shall pay RMB774,161,535 for 31,598.43 square meters of the Property it agreed to acquire (representing 84.11% of the saleable area of the Property), and the Ningbo Branch of P&C Company shall pay RMB146,300,280 for 5,971.44 square meters of the Property it agreed to acquire (representing 15.89% of the saleable area of the Property).
The Total Purchase Price shall be satisfied in cash in the following manner:
(i) 50% of the Total Purchase Price shall be paid within 10 business days after the signing of the Sale and Purchase Contract;
(ii) 30% of the Total Purchase Price shall be paid within 10 business days after the completion of construction of the main structure of the Property;
(iii) 10% of the Total Purchase Price shall be paid within 10 business days after the completion inspection and the delivery of the Property;
(iv) 5% of the Total Purchase Price shall be paid within 10 business days after the delivery of the land and property title certificates;
(v) the balance of the Total Purchase Price shall be paid within 3 months after completion of the title transfer procedures of the Property.
The Total Purchase Price has been determined by the parties on the basis of the market value, taking into account the actual condition of the Property. Based on the valuation made by an independent valuer, the Property is valued at RMB1,110,732,000.
The portion payable by the Ningbo Branch of the Company will be funded by the Company’s internal resources.
Delivery
Ningbo Jinghe shall deliver the Property to the Ningbo Branch of the Company and the Ningbo Branch of P&C Company by 30 September 2012.

Commission File Number 001-31914
GENERAL
The Company is one of the leading life insurance companies in the PRC. It offers individual and group life insurance, annuities, accident and health insurance products and services.
P&C Company is principally engaged in insurance business and its scope of business includes: property and casualty insurance, liability insurance, credit and guarantee insurance, short-term health insurance and accidental injury insurance, re-insurance in connection with the above insurance businesses, insurance fund application business permitted under the PRC laws and regulations and other businesses approved by China Insurance Regulatory Commission.
REASONS FOR AND BENEFITS OF THE ACQUISITION
The Property will provide a better office environment for the Ningbo Branch of the Company and satisfy its business development needs. Given that both Ningbo Branch of the Company and Ningbo Branch of P&C Company have the need of purchasing their own offices premises for their respective business operations, they jointly entered into the Acquisition after mutual negotiation.
The Directors (including the Independent non-executive Directors) are of the view that the terms of the transactions contemplated under the Sale and Purchase Contract (including the Total Purchase Price) are fair and reasonable, on normal commercial terms and in the interests of the Company and its shareholders as a whole. As Mr. Yang Chao, Mr. Wan Feng, Mr. Miao Jianmin, Mr. Shi Guoqing and Ms. Zhuang Zuojin hold positions in CLIC and/or P&C Company, they have abstained from voting on the resolution in respect of the Acquisition at the meeting of the Board.
LISTING RULES IMPLICATIONS
The Company holds 40% of the issued share capital of P&C Company. CLIC, the holding company of the Company, currently holds an approximate 68.37% of the issued share capital of the Company, and therefore is a connected person of the Company. As CLIC also holds 60% of the issued share capital of P&C Company, under Rule 14A.11(4) of the Listing Rules, P&C Company also constitutes a connected person of the Company. The Acquisition entered into by the Company and P&C Company constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.
Given that one of the relevant percentage ratios applicable to the Acquisition is more than 0.1% but less than 5%, the Acquisition is subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules but is exempted from the independent shareholders’ approval requirement.
DEFINITIONS
In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Acquisition”	the acquisition of the Property by the Ningbo Branch of the Company and the Ningbo Branch of P&C Company (as purchasers) from Ningbo Jinghe (as seller) pursuant to the Sale and Purchase Contract

“Board”	the board of Directors

Commission File Number 001-31914

“CLIC”	(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Ningbo Jinghe”	(Ningbo Jinghe Property Development Company Limited), a property development company incorporated in the PRC with limited liability, and a third party independent of the Company and its connected persons

“P&C Company”	(China Life Property and Casualty Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC with limited liability

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“Property”	(Sanbao Century Plaza) (formerly named as (Sanbao International Finance Plaza))

“RMB”	Renminbi, the lawful currency of the PRC

“Sale and Purchase Contract”	the property sale and purchase contract dated 5 May 2011 entered into between the Ningbo Branch of the Company and the Ningbo Branch of P&C Company (as purchasers) and Ningbo Jinghe (as seller) in relation to the acquisition of the Property

“Total Purchase Price”	RMB920,461,815, being the total purchase price for the Property

Commission File Number 001-31914
By Order of the Board
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary
Hong Kong, 6 May 2011
As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Chao, Wan Feng, Lin Dairen, Liu Yingqi

Non-executive Directors:	Miao Jianmin, Shi Guoqing, Zhuang Zuojin

Independent non-executive Directors:	Ma Yongwei, Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh